February 9, 2011

Maryse Mills-Apenteng

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Pub Crawl Holdings, Inc.

File No. 333-169818

SEC Comment letter dated February 7, 2011

Dear Ms. Mills-Apenteng:

Pub Crawl Holdings, Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of February 7, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 7, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 7, 2011.

Management Discussion and Analysis

Liquidity and Capital Resources, page 25

1.

You state that your current cash of $10,595 and working capital “is sufficient to cover [y]our current expenses which include those fees associated with this registration statement….” It appears that the costs of this offering, which you estimate to be approximately $30,510, currently exceed your available cash and working capital. Please revise to state the minimum period of time that you will be able to conduct planned operations using currently available resources without accounting for any proceeds from this offering. Alternatively, you may revise your statement to take into account the amount of proceeds that would have to be raised in the offering in order both to cover the costs of the offering and meet your financial obligations to operate the business for a minimum period of 12 months.

RESPONSE:  As per your request, we have revised the Filing on Page 26 to include the following language:

“At December 31, 2010, we had cash on hand of $10,595. We anticipate that our maximum expenses over the next 10 - 12 months following the effectiveness of this offering will be approximately $119,500, accounting for the full implementation of our business plan, including our anticipated general administrative expenses, business development, marketing costs and support materials. At a minimum we will require approximately $12,000 of additional funding to execute our plan of operation for the 12 months following the effectiveness of this offering. The minimum amount anticipated takes into account our current cash, our estimated costs of becoming a publicly reporting company and allows us to allocate approximately $7,000 towards working capital, business development, and marketing and advertising for the Company. The anticipated minimum costs associated with our scaled down business development activities include development expenses and hard costs associated with the creation of websites for new geographic locations.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

Additionally, our estimated costs take into account total offering expenses (incurred and non-incurred) of $30,500 for audit fees, legal fees and other expenses which will be repaid to the Company from the proceeds raised under this offering. These estimates may change significantly depending on the nature of our future business activities and our ability to raise capital from shareholders or other sources. If we are unable to raise sufficient capital, we will not be able to execute our entire growth strategy, thus we will restructure our business development and marketing plan to allot less funding for each. The maximum proceeds from this offering, along with our current cash will likely allow us to fully operate for at least one year and will give us the capital resources required to cover the material costs with becoming a publicly reporting company. The company anticipates over the next 12 months the cost of being a reporting public company will be approximately $10,000.”

Executive Compensation, Page 28

2.

We note that Peter Kremer was paid $7,000 for the fiscal year ended June 30, 2010 when it appears that Mr. Kremer was entitled to only $1,000 per month under the Management Agreement, which went into effect on June 1, 2010. Please advise or revise as appropriate.

RESPONSE:    We have revised the Filing accordingly.

3.

Please be advised that Item 402(n) of Regulation S-K requires disclosure in the summary compensation table for the last two completed fiscal years. Since you have not completed the fiscal year ended June 30, 2011, inclusion of partial information for that fiscal year is not appropriate. Please revise the summary compensation table to limit the information contained therein to the most recently completed fiscal year and revise the paragraph preceding the summary compensation table to state that the information provided in the table is for the fiscal year ended June 30, 2010. You may wish to include narrative disclosure concerning compensation arrangements for Mr. Kremer for fiscal year 2011 to the extent you deem that information to be material to an understanding of his compensation. In this regard, it is unclear how you arrived at a total compensation figure of $81,000 for fiscal 2011 for Mr. Kremer.

RESPONSE:   We have revised the Filing accordingly. We have removed the reference to the $81,000 figure for fiscal 2011, as this was a typo that should have read $1,000 total.

In connection with the Company’s responding to the comments set forth in the February 7, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Peter J. Kremer

Peter J. Kremer

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com